

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2018

Anthony Harrelson
Chief Executive Officer
Axium Pharmaceuticals, Inc.
265 Eastchester Drive, Suite 133
High Point, NC 27262

      Re: Axium Pharmaceuticals Inc.
          Amendment No. 5 to Registration Statement on Form S-1
          Filed December 28, 2017
          File No. 333-220076

Dear Mr. Harrelson:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment to Form S-1 filed December 28, 2017

General

1.   Please update your disclosure throughout to provide information as of the date(s) required by Form S-1. We note, for example, your disclosure of the number of holders, executive compensation, and certain selling shareholder information is provided as of June 30, 2017. In addition, it is unclear if your disclosure regarding related party transactions is up to date. Please also provide the information required by Item 13, as you currently state that this will be provided by amendment.

You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Matheau J. W. Stout